UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 – 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

For Immediate Release

December 29, 2015

METHANEX STARTS UP ONE MILLION TONNE GEISMAR 2 METHANOL PLANT IN LOUISIANA

Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) announced that on December 27, 2015, the company successfully produced first methanol from its newly completed one million tonne Geismar 2 methanol plant in Geismar, Louisiana. The plant was relocated from the Company’s production site in Punta Arenas, Chile.

John Floren, President and CEO of Methanex commented, “We are extremely pleased to announce that our Geismar 2 plant is producing methanol roughly three months ahead of our original schedule. We expect the plant to ramp up to full production rates over the coming weeks. With the start-up of Geismar 2, we have successfully grown our operating capacity by approximately three million tonnes over the last three years. The total combined cost for the completion of the two Geismar plants is approximately $1.4 billion. We believe this represents a substantial cost savings relative to a new-build plant, and we expect the Geismar 2 plant will create significant cash-flow and value for shareholders.”

Mr. Floren added, “Our team has done an excellent job of managing the complex and multidimensional undertaking of relocating two plants from Chile to Louisiana. The project was completed ahead of schedule with excellent safety and environmental performance. A sincere thanks to all of the team members throughout the organization who have worked so hard to achieve this important milestone.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under applicable British Columbia securities law. More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	Methanex’s ability to achieve full production rates at its Geismar 2 plant,
•	Methanex’s ability to create value for shareholders from its Geismar 2 investment

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•	operating rates of our facilities,
•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates, and
•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, coal, oil and oil derivatives,
•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations,
•	world-wide economic conditions, and
•	other risks described in our 2014 Annual Management’s Discussion and Analysis and the Third Quarter 2015 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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For further information please contact:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

Tel: 604 661-2600

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 29, 2015	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: Vice President, Legal Assistant General Counsel & Corporate Secretary